JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

January 24, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);
File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 127

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on January 3, 2011 with respect to JPMorgan Diversified Real Return Fund (the “Diversified Real Return Fund”) and JPMorgan Global Equity Income Fund (the “Global Equity Income Fund”) (collectively, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will become automatically effective on February 5, 2011 pursuant to the Rule.

PROSPECTUS COMMENTS

Front Cover

1.	Comment: The name of the Trust is JPMorgan Trust I – not J.P. Morgan International Equity Funds or J.P. Morgan Funds. Therefore, please delete the reference to other names that appears on the front cover in the prospectus. In addition, please delete the identification of the share classes included in each prospectus that appears above the date on the front cover of each prospectus.

Response: We respectfully disagree. We believe that the inclusion of the reference to the types of funds or the J.P. Morgan Funds included in the prospectuses and the share classes is permitted under Item 1 of Form N-1A. The instruction to Item 1 permits the Funds to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” (See general instruction C.3(b)). We believe that the reference to the type of funds or J.P. Morgan Funds and the share classes included on the prospectuses cover conforms to this standard. The J.P. Morgan Funds have multiple types of funds, share classes and prospectuses. With respect to the Global Equity Income Fund, the reference to type of funds on the front cover allows financial intermediaries and shareholders who want information concerning the Fund to pull the right prospectus. Similarly, the reference to J.P. Morgan Funds on the cover of the Diversified Real Return Fund is used to identify that the Fund is part of the J.P. Morgan Funds complex. A generic reference to the legal name of the trust, JPMorgan Trust I, would not accomplish the objective of identifying the types of funds that are included in the prospectus or identifying the funds as part of the larger J.P. Morgan Funds complex. Similarly, the prominent share class reference on the cover allows financial intermediaries and shareholders to quickly verify that they have the prospectus that they need.

Fees and Expenses of the Fund

2.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

The Fund’s Past Performance

3.	Comment: In the section “The Fund’s Past Performance,” please delete the following sentence: “Once the Fund has operated for at least one calendar year, a bar chart and performance table will be included in the prospectus to show the performance of the Fund.”

Response: The proposed revision will be made.

DIVERSIFIED REAL RETURN FUND

Main Investment Strategies

4.	Comment: The Fund summary provides that the Fund invests in exchange traded funds. Please identify whether the ETFs invest in debt securities, equity securities or both.

Response: We believe that the Fund summary already discloses that the Fund may invest in ETFs that invest in both equity and debt securities. Later in the Fund summary, the Fund discloses that approximately 60% of the Fund’s assets will be invested in fixed income funds and approximately 25% of the Fund’s assets are expected to have exposure to equity funds.

5.	Comment: Please disclose whether the Fund intends to invest in fixed income funds that utilize junk bonds. If so, please add corresponding strategy and risk disclosure.

Response: While the Fund may invest in fixed income funds that utilize junk bonds, the Fund does not currently contemplate that exposure to high yield securities through such Funds will constitute a principal risk of the Fund or that it will invest in underlying funds that principally invest in high yield securities when the Fund commences operations. However, the Fund is flexible and may utilize underlying funds with more significant exposure to junk bonds in the future including in its first year of operations. As a result, the disclosure will be revised to indicate that the underlying funds may utilize junk bonds and additional high yield risk disclosure will be added to the Risk/Return Summary and the “More About the Fund” section.

6.	Comment: Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”). The disclosure concerning the use of derivatives is generic and needs to specify the types of derivatives that the Fund intends to utilize principally.

Response: We respectfully disagree. We believe the current disclosure specifically identifies the derivatives that the Fund will invest in principally (e.g., forward currency transactions and exchange traded futures) and identifies how they will be used (e.g., hedging exposure to non-dollar investments back to the U.S. dollar and cash management).

Main Investment Risks

7.	Comment: The “Derivatives Risk” disclosure in the Risk/Return Summary and the “More About the Fund” section is generic and is not tailored to the specific derivatives in which the Fund invests.

Response: We respectfully disagree. We believe the current disclosure in the “The Fund’s Main Investment Risks” including “Strategy Risk,” “Commodity Risks”, and “Derivatives Risk” complies with the requirements of the Derivatives Letter and describes with specificity the principal risks that the Fund is exposed to from both its direct investments in derivatives as well as derivatives that are used as a part of a strategy by an underlying fund in which the Fund may invest.

8.	Comment: The “Exchange Traded Notes Risk” contains the following disclosure:

“Generally, ETNs are structured products in which an issuer such as a bank agrees to pay a return based on the target commodity index less any fees.”

Please move this sentence from the Risk/Return Summary to the statutory prospectus. In addition, please revise the “Exchange Traded Notes Risk” to reference counterparty risk.

Response: The first sentence under “Exchange Traded Notes Risk will be moved to the statutory prospectus as requested. In addition, the following disclosure will be added to the “Exchange Traded Notes Risk” section:

“Investments in ETN’s are subject to the risks facing income securities in general including the risk that a counterparty will fail to make payments when due or default.”

More About the Fund

9.	Comment: Please designate which of the strategies are principal and which are not in the “More About the Fund” section.

Response: We believe that our existing disclosure complies with this request. The Fund Summary sections indicate which strategies are the “main,” or principal, strategies of the Fund. The “More About the Fund” section indicates what additional strategies may be used by the Fund in satisfying its investment objective. We explicitly state in the section “More About the Fund” that the main strategies for the Fund are disclosed in the Risk/Return Summary. In addition, the strategies in the “More About the Fund” are identified as principal by the heading “Additional Information About the Fund’s Principal Investment Strategies.” (emphasis added). The disclosure in such section also identifies the strategies which are not principal investments of the Fund but may be so in the future (e.g., certain types of derivatives).

10.	Comment: The disclosure concerning exchange traded funds indicates as follows:

“The Securities and Exchange Commission has issued exemptive orders to many ETFs that allow any fund investing in such ETFs to disregard these 5% and 10% limitations.”

In addition to exemptive relief for the underlying fund, doesn’t the Fund need exemptive relief to exceed the Section 12 limitations?

Response: Generally, the exemptive orders issued to underlying ETFs include relief permitting the top-tier investing funds to rely on such exemptive orders if certain conditions are met. Investments in ETFs by the Fund would be made in excess of the Section 12 limitations only if permitted by exemptive order and in accordance with any applicable conditions.

11.	Comment: The “Derivatives Risk” disclosure in the “More About the Fund” section is generic and is not tailored to the specific derivatives in which the Fund invests.

Response: We respectfully disagree. We believe the current disclosure in the “More About the Fund” section including “Strategy Risks,” “Inflation-Protected Security Risk,” “Commodity Risks,” and “Derivative Risk” complies with the requirements of the Derivatives Letter and describes with specificity the risks that the Fund is exposed to from both its direct investments in derivatives as well as derivatives that are used as a part of a strategy by an underlying fund in which the Fund may invest.

Global Equity Income Fund

Main Investment Strategies and Risks

12.	Comment: Given the reference to “Global” in the Fund’s name, the Fund should disclose that it will invest in three countries outside of the United States.

Response: In response to this comment, we have revised the disclosure in the section “Investment Process” to read “In managing the Fund, the adviser will seek to diversify the Fund’s portfolio by investing in issuers in at least three different countries other than the United States.”

13.	Comment: The third paragraph under main investment strategies indicates that “The Fund may also invest up to 20% of its Assets in equity or debt securities of any type of foreign or U.S. issuer.” Does this include junk bonds? If so, please disclose that the Fund may invest in junk bonds and add risk disclosure related thereto.

Response: While the Fund may invest in high yield securities, the Fund does not currently contemplate that high yield securities will constitute a “type of security in which the Fund will principally invest.” Therefore, the Fund’s ability to invest in high yield securities and a corresponding risk factor appear in the section “More About the Fund” rather than the Risk/Return Summary.

14.	Comment: Please review the guidance in the Derivatives Letter. The disclosure concerning the use of derivatives is generic and needs to specify the types of derivatives that the Fund intends to utilize principally. In addition, the risk disclosure with respect to derivatives is general in nature and should be tailored to types of derivatives utilized.

Response: In response to this comment, the disclosure describing the Fund’s use of derivatives has been revised as follows:

The Fund may utilize currency forwards to reduce currency deviations, where practical, for the purpose of risk management. The Fund may also use exchange-traded futures for the efficient management of cash flows.

With respect to the risk disclosure, we believe the current disclosure complies with the requirements of the Derivatives Letter and describes with specificity the principal risks that the Fund is exposed to.

More About the Fund

15.	Comment: Are the investment strategies and risks in this section principal? If so, they should be included in the Risk/Return Summary. If not, the “More About the Fund” section should identify which strategies are principal/non-principal.

Response: We believe that our existing disclosure complies with this request. The Risk/Return Summary sections indicate which strategies are the “main,” or principal, strategies of the Fund. The “More about the Fund” section indicates what additional strategies may be used by the Fund in satisfying its investment objective. We explicitly state in the section “More About the Fund” that the main strategies for the Fund are disclosed in the Risk/Return Summary. In addition, such section separates the strategies listed in the section that are main strategies from those that are not main strategies.

In connection with your review of the Fund’s Post-Effective Amendment No. 127 filed by the Trust on November 22, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made;

and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary